[SHUMATE LETTERHEAD]

                                  June 30, 2006

VIA FACSIMILE (202) 772-9369

Pamela A. Long, Assistant Director
Brigitte Lippmann, Esq.
Securities & Exchange Commission
100 F Street NW
Washington, D.C. 20549

         RE:      SHUMATE INDUSTRIES INC.
                  ACCELERATION OF THE EFFECTIVE DATE
                  POST-EFFECTIVE AMENDMENT NO. 1 TO
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-1333511

Dear Ms. Long:

      Shumate Industries Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to make the above-captioned Post-Effective Amendment No. 1 to the registration statement filed on Form SB-2 be ordered effective at 4:00 p.m. (E.S.T.) on Friday, June 30, 2006 or as soon as practicable thereafter. In making this request, the Company acknowledges that:

      o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pamela A. Long, Assistant Director
Brigitte Lippmann, Esq.
Securities & Exchange Commission
June 30, 2006
Page 2


                                Very truly yours,

                                SHUMATE INDUSTRIES INC.



                                By:/s/ Matthew C. Flemming
                                   --------------------------------------------
                                   Matthew C. Flemming, Chief Financial Officer